September 25, 2018

Felicia Alvaro
Chief Financial Officer and Treasurer
ULTIMATE SOFTWARE GROUP INC
2000 Ultimate Way
Weston, FL 33326

       Re: ULTIMATE SOFTWARE GROUP INC
           Form 10-K for the fiscal year ended December 31, 2017
           Form 10-Q for the quarterly period ended June 30, 2018
           File No. 000-24347

Dear Ms. Alvaro:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the quarterly period ended June 30, 2018

Recently Adopted Accounting Standards, page 5

1. Please tell us what consideration was given to disclosing the revenue recognized in the reporting period that was included in the contract liability balance at the beginning of the period and the revenue recognized in the reporting period from performance obligations satisfied or partially satisfied in previous periods (i.e., changes in transaction price). We refer you to ASC 606-10-50-8(b) and 50-8(c).
2. We note that under ASC 605, you deferred incremental commission costs to obtain a contract and amortized those costs over the initial term of the related subscription contract which was generally 2-3 years. However, under ASC 606, you amortize the deferred contract costs over 7 years. Please tell us what consideration was given in disclosing whether you pay commissions for renewals, whether any renewal commissions are
 Felicia Alvaro
ULTIMATE SOFTWARE GROUP INC
September 25, 2018
Page 2
      commensurate with the commissions paid on the initial contract, and what period of time you amortize the additional commission costs. We refer you to ASC 340-40-35-1.
Revenue Recognition, page 7

3. We note you disclose that services revenues included activation services as well as post-
      live work typically billed on a time and materials basis and fees for other services.
      However, you only disclose that the consideration allocated to activation services is recognized as service revenues based on the proportion performed, using reasonably dependable estimates (in relations to progression through activation phases), by product.
      Please tell us what consideration was given in disclosing the measure of progress of each type of service revenue and how each method depicted your performance in transferring control of goods or services promised to a customer. We refer you to ASC 606-10-25-31 and 25-33.
4. We note that a majority of your SaaS subscription revenues are satisfied over time with certain SaaS performance obligations satisfied at a point in time. Please clarify the nature of the services that are satisfied at a point in time and what consideration was given to disaggregating revenue from contracts with customers into categories that depict how the nature and timing of revenue and cash flows are affected by economic factors. We refer you to ASC 606-10-50-5 and 55-91(f).
5. We note that you disclose that the increase in services revenues for the three and six month periods ended June 30, 2018 was mainly attributable to the additional implementation revenues to support increased sales from both your implementation consultants as well as third party implementation partners. Please tell us what consideration was given to assessing whether you were the principal or agent in your arrangements with the third party implementation partners and disclosing whether you reported the related revenue on a gross or net basis. We refer you to ASC 606-10-55-36 through 55-40 and 50-12(c).
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or
Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 with any questions.



                                         Sincerely,
FirstName LastNameFelicia Alvaro
Comapany NameULTIMATE SOFTWARE GROUP INC Division of Corporation Finance
                                         Office of Information Technologies
September 25, 2018 Page 2
FirstName LastName                       and Services